Exhibit 99.2

NLS Pharmaceutics Announces

Selection of Strategic Partner and Securing a Bridge Loan

●	NLS has executed a non-binding term sheet for licensing of NLS intellectual property

●	NLS has secured an additional bridge loan through insiders to extend cash runway

●	NLS has implemented significant internal cost reductions

Zürich, Switzerland, November 16, 2023 – NLS Pharmaceutics Ltd. (Nasdaq: NLSP, NLSPW) (“NLS” or the “Company”), a Swiss clinical-stage biopharmaceutical company focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system disorders, today announced that it is conducting an ongoing process to explore strategic alternatives to maximize shareholder value.

In response to the ever-evolving biotech and pharmaceutical landscape and driven by a commitment to innovation, NLS has initiated a comprehensive exploration of new opportunities that align with its core values and strengths. This strategic move aims to diversify NLS revenue streams, mitigate risks, and create lasting value for our stakeholders. As part of this process, the Company plans to consider a wide range of options with a focus on maximizing shareholder value, including strategic partnerships, outlicensing assets of the Company, and other future strategic actions.

Initial steps taken:

●	NLS Pharmaceutics has selected a strategic partner and executed a non-binding term sheet for the outlicensing of its intellectual property, including its key asset Mazindol. The financial terms of the term sheet have not yet been finalized. The Company intends to close this transaction in the first quarter of 2024.

●	NLS has secured additional bridge financing in the amount of approximately $1 million USD to extend the Company’s cash runway until the second quarter of 2024. The bridge financing has been provided by company insiders, including Ronald Hafner, the Company’s Chairman, Felix Grisard, Jürgen Bauer and Maria Nayvalt. Such bridge loans will mature upon the earlier of June 30, 2024 or a liquidity event with a strategic partner. NLS previously received a bridge loan of 500,000 CFH from Mr. Hafner , which has also been extended to to mature at the same time as the second loan, or until June 30, 2024.

●	In conjunction with the ongoing strategic process, NLS has implemented a workforce reduction of approximately 50%. This includes a pause on consulting agreements, reduction in non-clinical staff, reduction in non-esstential operating expenses.

Alex Zwyer, CEO and Co-Founder of NLS Pharmaceutics notes, “We invite stakeholders, customers and partners to follow our journey as we explore new opportunities now and in the coming months. Regular updates and progress reports will be shared to keep everyone informed about the exciting developments stemming from this strategic exploration.”

NLS remains committed to maintaining the highest standards of quality and integrity throughout this exploration process. The Company’s leadership is confident that these strategic initiatives will not only contribute to sustainable growth but also fortify our position as an emerging leader in innovative therapies for patients with rare and complex central nervous system disorders.

About NLS Pharmaceutics Ltd.

NLS Pharmaceutics Ltd. (Nasdaq: NLSP) is a global development-stage biopharmaceutical company, working with a network of world-class partners and internationally recognized scientists, focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system disorders who have unmet medical needs. Headquartered in Switzerland and founded in 2015, NLS is led by an experienced management team with a track record of developing and commercializing product candidates. For more information, please visit www.nlspharma.com.

Safe Harbor Statement

This press release contains expressed or implied forward-looking statements pursuant to U.S. Federal securities laws. For example, NLS is using forward-looking statements when it discusses the potential for the licensing transaction pursuant to the non-binding term sheet, the expected closing of the licensing transaction, its expected cash runway and that its leadership is confident that these strategic initiatives will not only contribute to sustainable growth but also fortify its position as an emerging leader in innovative therapies for patients with rare and complex central nervous system disorders. These forward-looking statements and their implications are based on the current expectations of the management of NLS only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; NLS may encounter delays or obstacles in launching and/or successfully completing its clinical trials; NLS’ products may not be approved by regulatory agencies, NLS’ technology may not be validated as it progresses further and its methods may not be accepted by the scientific community; NLS may be unable to retain or attract key employees whose knowledge is essential to the development of its products; unforeseen scientific difficulties may develop with NLS’ process; NLS’ products may wind up being more expensive than it anticipates; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; NLS’ patents may not be sufficient; NLS’ products may harm recipients; changes in legislation may adversely impact NLS; inability to timely develop and introduce new technologies, products and applications; and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of NLS to differ materially from those contemplated in such forward-looking statements. Except as otherwise required by law, NLS undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting NLS is contained under the heading “Risk Factors” in NLS’ annual report on Form 20-F for the year ended December 31, 2022 filed with the Securities and Exchange Commission (SEC), which is available on the SEC’s website, www.sec.gov, and in subsequent filings made by NLS with the SEC.

For additional information:

Marianne Lambertson (investors & media)

NLS Pharmaceutics Ltd.

ml@nls-pharma.com

www.nls-pharma.com

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